UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 15, 2017

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

On November 14, 2017, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing that it and its wholly-owned subsidiary, Navios Maritime Finance II (US) Inc. (“Navios Finance,” and together with Navios Holdings, the “Co-Issuers”) priced $305.0 million of 11.25% Senior Secured Notes Due 2022 (the “Notes”). The Notes will be secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Partners, L.P., Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc. The Co-Issuers intend to use the net proceeds from the offering of the Notes to complete a cash tender offer for any and all of its outstanding 8  1⁄8% Senior Notes due 2019 and to redeem any and all such notes that are not purchased in the tender offer after all conditions to the tender offer are satisfied or waived, including the payment of related fees and expenses and any redemption premium, with any remaining proceeds to be used for general corporate purposes. The consummation of the offering of the Notes is conditioned upon customary closing conditions. The offering is being made pursuant to an offering memorandum in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A, as well as pursuant to Regulation S, under the Securities Act of 1933, as amended. Such offering memorandum includes information about the Notes, as well as information about Navios Holdings.

A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

The information contained in this Report is incorporated by reference into the Registration Statement on Form S-8, File No. 333-202141, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated November 14, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Name:	Angeliki Frangou
Title:	Chairman of the Board and Chief Executive Officer
Date:	November 15, 2017